GRUPO AEROPORTUARIO DEL SURESTE S.A.B. DE C.V.

September 5, 2013

VIA EDGAR TRANSMISSION

Ms. Lyn Shenk Division of Corporation Finance Securities and Exchange Commission CF/AD5 100 F Street NE Washington, D.C. 20549-3561

Dear Ms. Shenk:

By letter dated August 22, 2013, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on April 12, 2013 (the “20-F”) by the Southeast Airport Group (Grupo Aeroportuario del Sureste, S.A.B. de C.V. or the “Company”). The Company is submitting via EDGAR responses to the Staff’s comments.

For convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below the comments. Amounts discussed in this letter are expressed in thousands of Mexican pesos, unless otherwise indicated.

General

1.	Please revise to ensure that financial statements and other data presented in tabular form read consistently from left to right in the same chronological order throughout the filing. Similarly, numerical data included in narrative sections should be consistently ordered. Refer to SAB Topic 11E.

Response: We will revise future filings to present financial statements and other data in tabular form reading consistently from left to right in the same chronological order throughout the filing. We will also ensure that numerical data in narrative sections is consistently ordered.

Item 5. Operating and Financial Review and Prospects
Liquidity and Capital Resources
Cash Flows, page 111

2.	We note that your cash flows from operating activities increased 44% from 2011 to 2012. Please revise to provide comparative analysis of the material factors contributing to the variance in your cash flows from operating activities. In this regard, please note that references to results of operations, recorded on an accrual basis, and changes in working capital line items as reported on the balance sheet may not provide a sufficient basis for a reader to analyze the change in the amount of cash from operating activities without a basis for how cash was directly impacted by such and a discussion of specific underlying factors or components. For further guidance, please refer to Section IV.B.1. of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm. Additionally, quantify all cited factors so that investors may understand the relative impact of each.

Response: Our cash flows from operating activities increased from 2011 to 2012 by Ps. 733.8 million, or 38.3%, due to four main factors. First, during 2012, our income before income tax increased by Ps. 441.2 million, or 20.6% as compared to 2011. Adjustments to income before income tax for non-cash increases and deductions to income before income tax (such as depreciation and amortization, interest income, employee benefits and financial derivative instruments) remained stable at Ps. 310.9 million in 2012. In addition, in 2012 ASUR's cash flows from recoverable taxes and other current assets increased to Ps. 510.2 million, a 228.3% increase as compared to 2011, principally due to a recovery of Ps. 121.4 million in the asset tax of our subsidiary, Aeropuerto de Cancún, S.A. de C.V (“Cancún Airport”) and the application of tax credits for income taxes paid on dividend distributions made in previous years against the income taxes owed in 2012 in an amount of Ps. 275.9 million. Furthermore, we did not pay any income tax on dividends in 2012 because dividends in that year were paid from the after-tax earnings account, as compared to Ps. 300.0 million in taxes on dividends paid in 2011 because a portion of the dividends for that year were not paid from the after-tax earnings account. Additionally, cash outflows related to income taxes in 2012 increased 88.7% to Ps. 548.7 million as compared to 2011, principally as a result of an increase in the taxable income base of Cancún Airport and Cancún Airport Services, S.A. de C.V. Further, beginning in 2012, our subsidiary Aeropuerto de Mérida, S.A. de C.V. generated and paid income tax. Lastly, the line item "trade accounts payable and other liabilities" increased by 271.5% to Ps. 129.4 million, largely as a result of cash outflows related to current taxes payable and accounts payable to contractor.

We will revise future filings to include a more specific and comprehensive discussion of the changes in our cash flow statement which will include explanations that reference quantified factors (such as the disclosure in the paragraph above).

Notes to Consolidated Financial Statements
Note 23 – Subsequent events
Luis Muñoz Marín San Juan de Puerto Rico International Airport, page F-49

3.	We note your U.S. $100.000 million subordinated shareholder loan to Aerostar as part of the initial funding of the venture. Please explain to us your consideration of this loan in regard of whether you have control of the venture pursuant to IFRS 10. You disclose that you are entitled to cash interest payments on the subordinated loan whenever certain conditions are met, including that dividends are permitted to be paid, and that interest on the loan is capitalized when cash interest payments are not permitted. In your response, tell us the purpose for the subordination of the loan, how it is subordinated, and describe any terms and conditions of the loan that grant you additional rights or abilities in regard to the venture arrangement and operation of the airport.

Response: As discussed in further detail on pages 53 through 56 of the 20-F, Cancún Airport has a 50% membership interest in Aerostar. Highstar Capital IV, L.P. and Highstar Aerostar Prism/IV-A Holdings, L.P. hold the remaining 50% membership interest. Under IFRS 10, which went into effect on January 1, 2013, an investor controls an investee only if it has all of the following elements:

•	power over the investee, i.e. the investor has existing rights that give it the ability to direct the relevant activities (the activities that significantly affect the investee's returns)
•	exposure, or rights, to variable returns from its involvement with the investee
•	the ability to use its power over the investee to affect the amount of the investor's returns.

In addition, IFRS 10 notes that an investor that holds only protective rights cannot have power over an investee and so cannot control an investee.

We have a 50% equity investment in Aerostar Airport Holdings LLC (“Aerostar”), and as such have exposure to variable returns from Aerostar.  However, we do not meet the remaining two requirements under IFRS 10 to “control” Aerostar because of the nature of the governance arrangements in place with the holders of the remaining 50%  of Aerostar’s equity interests, which are all entities affiliated with Highstar Capital.  These governance arrangements require the unanimous consent of managers appointed by both ASUR and the Highstar-affiliated entities to make major decisions, including distributions, capital contributions, entry into material financing arrangements and decisions about the activities that most significantly affect Aerostar’s financial returns.   Accordingly, our power over Aerostar is limited to blocking actions proposed by the Highstar-affiliated entities; we do not have independent power to affirmatively direct Aerostar’s activities or to affect our returns. Therefore, management has concluded that we have joint control over Aerostar with the Highstar-affiliated entities.

Cancún Airport made a contractually-subordinated shareholder loan to Aerostar to fund a portion of the leasehold fee Aerostar was required to pay under the lease to operate the Luis Muñoz Marín International Airport. The loan is subordinated to the third-party credit facilities that Aerostar entered into to fund the remaining portion of the leasehold fee and capital expenditures and working capital needs. The lenders under these third-party credit facilities required the subordination of Cancun Airport’s loan to improve the terms of the credit. The terms of the subordinated shareholder loan do not grant us any additional rights or abilities in regard to the venture arrangement and operation of the airport..

*****

As requested by the Staff, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel Jorge Juantorena at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2758.

[signature page follows]

Sincerely,

/S/_Adolfo Castro de Rivas
Lic. Adolfo Castro de Rivas
Chief Executive Officer and

Chief Financial Officer

cc:	Doug Jones
Securities and Exchange Commission

Jorge U. Juantorena

Cleary Gottlieb Steen & Hamilton LLP

Fabian Mateos

Faustino Montero

PriceWaterhouseCoopers